                                               FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 33-44454
                                                                      333-19931

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 28, 1997)

                                 $100,000,000

                              [LOGO OF AMGEN(R)]


                      8 1/8% DEBENTURES DUE APRIL 1, 2097

                               ---------------

  Interest on the 8 1/8% Debentures due April 1, 2097 (the "Debentures") is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997. The Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) on the redemption date discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined herein) plus 20 basis points, plus in each case accrued interest to the date of redemption.

  The Debentures will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the depositary (the "Depositary"). Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Debentures in definitive form will not be issued. Settlement for the Debentures will be made in immediately available funds. The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by Amgen Inc. (the "Company") in immediately available funds. See "Description of the Debentures--Same-Day Settlement and Payment."

  Upon the occurrence of a Tax Event (as defined herein), the Company will have the right (i) to shorten the maturity of the Debentures to the extent required, in the opinion of a nationally recognized independent tax counsel experienced in such matters, such that, after the shortening of the maturity, interest paid on the Debentures will be deductible for Federal income tax purposes or (ii) under certain circumstances to redeem the Debentures in whole (but not in part) at a redemption price equal to the greater of (A) 100% of the principal amount of the Debentures and (B) the sum of the present values of the Remaining Scheduled Payments on the redemption date discounted to maturity on a semiannual basis at the Treasury Yield plus 35 basis points, plus in each case accrued interest to the date of redemption. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the Debentures will be a taxable event to holders if the Debentures are treated as equity for purposes of Federal income taxation before the maturity is shortened. See "Description of the Debentures--Conditional Right to Shorten Maturity."

                               ---------------

 THE SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE  PROSPECTUS  TO  WHICH IT  RELATES.  ANY REPRESENTATION  TO  THE
       CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           PRICE TO   UNDERWRITING  PROCEEDS TO
                                           PUBLIC(1)   DISCOUNT(2) COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Debenture............................   99.458%      1.125%       98.333%
--------------------------------------------------------------------------------
Total.................................... $99,458,000  $1,125,000   $98,333,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from April 1, 1997.
(2) The Company has agreed to indemnify the several Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $140,000.

                               ---------------

  The Debentures are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Debentures will be made through the book-entry facilities at the Depositary on or about April 8, 1997.

                               ---------------

                 The Joint Lead Managers of this offering are:
MERRILL LYNCH & CO.                                        MORGAN STANLEY & CO.
                                                                   Incorporated

                               ---------------

           The date of this Prospectus Supplement is April 3, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OFFERED HEREBY, INCLUDING STABILIZING AND PURCHASING DEBENTURES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

  Amgen Inc. ("Amgen" or the "Company") is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology.

  The Company manufactures and markets two human therapeutic products, NEUPOGEN(R) (Filgrastim) and EPOGEN(R) (Epoetin alfa). NEUPOGEN(R) selectively stimulates the production of neutrophils, one type of white blood cell. The Company markets NEUPOGEN(R) in the United States, countries of the European Union ("EU"), Canada and Australia for use in decreasing the incidence of infection in patients undergoing myelosuppressive chemotherapy. In addition, NEUPOGEN(R) is marketed in most of these countries for use in reducing the duration of neutropenia for patients undergoing myeloablative therapy followed by bone marrow transplantation, for treating patients with severe chronic neutropenia and to support peripheral blood progenitor cell ("PBPC") transplantations. EPOGEN(R) stimulates the production of red blood cells and is marketed by Amgen in the United States for the treatment of anemia associated with chronic renal failure in patients on dialysis.

  The Company focuses its research on biological cell/tissue events and its development efforts on human therapeutics in the areas of hematopoiesis, neurobiology, endocrinology, inflammation and soft tissue repair and regeneration. The Company has research facilities in the United States and Canada and has clinical development staff in the United States, the EU, Canada, Australia, Japan and Hong Kong. To augment internal research and development efforts the Company has established external research collaborations and has acquired certain product and technology rights.

  Amgen operates commercial manufacturing facilities located in the United States and Puerto Rico. A sales and marketing force is maintained in the United States, the EU, Canada and Australia. In addition, Amgen has entered into licensing and co-promotion agreements to market NEUPOGEN(R) and EPOGEN(R) in certain geographic areas.

  The Company was incorporated in California in 1980 and was merged into a Delaware corporation in 1987. Amgen's principal executive offices are located at 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789 and its telephone number is (805) 447-1000.

                                USE OF PROCEEDS

  The net proceeds received by the Company from the sale of the Debentures, estimated at $99 million, will be used to repay $40 million of corporate debt maturing on August 15, 1997 (which had an average interest rate of 4.46% on December 31, 1996) and for general corporate purposes.

                                CAPITALIZATION

  The following table sets forth a summary of the capitalization of the Company as of December 31, 1996 and as adjusted to reflect the sale of the Debentures pursuant to this offering and the application of the net proceeds from such sale as described herein. See "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference in the accompanying Prospectus. See "Incorporation of Documents by Reference" in the accompanying Prospectus.

                                                         DECEMBER 31, 1996
                                                        -----------------------
                                                         ACTUAL     AS ADJUSTED
                                                        --------    -----------
                                                        (IN MILLIONS, EXCEPT
                                                          PER SHARE DATA)
Current portion of long-term debt...................... $   40.0(1)  $    --
Long-term debt (excluding current portion):
  Medium Term Notes (expiring 1998-2003)...............     59.0         59.0
  Debentures...........................................      --         100.0
                                                        --------     --------
    Total long-term debt...............................     59.0        159.0
Put warrants...........................................    157.4        157.4
Stockholders' equity:
  Common stock and additional paid in capital: $.0001
   par value; 750 shares authorized, 264.7 shares
   outstanding.........................................  1,026.9      1,026.9
  Retained earnings....................................    879.4        879.4
                                                        --------     --------
                                                         1,906.3      1,906.3
                                                        --------     --------
    Total capitalization............................... $2,162.7     $2,222.7
                                                        ========     ========

--------
(1) Gives effect to the repayment of $78.2 million of debt subsequent to December 31, 1996.

                            SELECTED FINANCIAL DATA

  The selected consolidated financial information of the Company presented in the table below for each of the last five fiscal years and the balance sheet data as of the end of each such year has been derived from audited consolidated financial statements included in the documents incorporated by reference in the accompanying Prospectus. The table should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference in the accompanying Prospectus. See "Incorporation of Documents by Reference" in the accompanying Prospectus.

                                      YEARS ENDED OR AT DECEMBER 31,
                               ------------------------------------------------
                                 1992      1993      1994      1995      1996
                               --------  --------  --------  --------  --------
                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
  Product sales..............  $1,050.7  $1,306.3  $1,549.6  $1,818.6  $2,088.2
  Other revenues.............      42.3      67.5      98.3     121.3     151.6
    Total revenues...........   1,093.0   1,373.8   1,647.9   1,939.9   2,239.8
Research and development
 expenses....................     182.3     255.3     323.6     451.7     528.3
Marketing and selling
 expenses....................     184.5     214.1     236.9     272.9     310.1
General and administrative
 expenses....................     107.7     114.3     122.9     145.5     160.5
Operating income.............     527.8     571.4     578.8     743.6     904.9
Interest expense, net........       0.1       6.2      12.0      15.3       6.2
Net income(1)................     357.6     383.3     319.7     537.7     679.8
Primary earnings per
 share(1)....................      1.21      1.33      1.14      1.92      2.42
Cash dividends declared per
 share.......................       --        --        --        --        --
OTHER DATA:
Capital expenditures.........  $  219.8  $  209.9  $  130.8  $  162.7  $  266.9
Ratio of earnings to fixed
 charges.....................      55.7x     46.0x     31.1x     33.2x     62.4x
Total debt as a percentage of
 total capitalization........      12.4%     20.0%     18.2%     12.9%      7.9%
CONSOLIDATED BALANCE SHEET
 DATA:
Cash, cash equivalents and
 marketable securities.......  $  555.4  $  723.2  $  696.7  $1,050.3  $1,077.0
Total assets.................   1,374.3   1,765.5   1,994.1   2,432.8   2,765.6
Short-term debt..............       2.0     111.5      99.7      69.7     118.2
Long-term debt...............     129.9     181.2     183.4     177.2      59.0
Stockholders' equity.........     933.7   1,172.0   1,274.3   1,671.8   1,906.3

--------
(1) Includes an increase to net income of $8.7 million, or $.03 per share, for the year ended December 31, 1993, to reflect the cumulative effect of a change in accounting principle to adopt Statement of Financial Accounting Standards No. 109. Also includes the write-off of in-process technology purchased of $116.4 million, or $.42 per share, for the year ended December 31, 1994, associated with the acquisition of Synergen, Inc.

                         DESCRIPTION OF THE DEBENTURES

  The Debentures offered hereby will be issued under an Indenture dated as of January 1, 1992, as supplemented by a First Supplemental Indenture dated as of February 26, 1997 (the "Supplement") (such Indenture and Supplement are collectively referred to herein as the "Indenture"), between the Company and Citibank, N.A., as trustee (the "Trustee"). The Indenture as originally filed is included as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. The following summary of certain provisions of the Indenture and of the Debentures (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms.

  The Debentures offered hereby will be limited to $100,000,000 aggregate principal amount and will mature on April 1, 2097. The Debentures will bear interest at the rate per annum shown on the cover of this Prospectus Supplement, computed on the basis of a 360-day year of twelve 30-day months, from April 1, 1997, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 1997. Interest payable on any Debenture which is punctually paid or duly provided for on any interest payment date shall be paid to holders of record on the 15th day immediately preceding such interest payment date.

  The Debentures will be subject to defeasance and covenant defeasance as provided in the accompanying Prospectus.

  The Debentures will be issued in book-entry form only. See "--Book-Entry System."

CONDITIONAL RIGHT TO SHORTEN MATURITY

  The Company intends to deduct interest paid on the Debentures for Federal income tax purposes. However, the Clinton Administration's budget proposal for Fiscal Year 1998, released on February 6, 1997, contained a series of proposed tax law changes that, among other things, would prohibit an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. If the proposed legislation is enacted in its current form, it is not expected to apply to the Debentures because the proposed effective date for this provision is the date of first Congressional committee action. There can be no assurance, however, that this proposal or similar legislation affecting the Company's ability to deduct interest paid on the Debentures will not be enacted in the future or that any such legislation would not have a retroactive effective date.

  Upon the occurrence of a Tax Event, as defined below, the Company will have the right to shorten the maturity of the Debentures to the extent required, in the opinion of a nationally recognized independent tax counsel experienced in such matters, such that, after the shortening of the maturity, interest paid on the Debentures will be deductible for Federal income tax purposes. There can be no assurance that the Company would not exercise its right to shorten the maturity of the Debentures upon the occurrence of such a Tax Event.

  In the event that the Company elects to exercise its right to shorten the maturity of the Debentures on the occurrence of a Tax Event, the Company will mail a notice of shortened maturity to each holder of record of the Debentures by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Debentures. Such notice shall be effective immediately upon mailing.

  The Company believes that the Debentures should constitute indebtedness for Federal income tax purposes under current law, but no assurances can be given that the Internal Revenue Service would not take a contrary position. If the Debentures are treated as indebtedness for Federal income tax purposes, the Company believes that an exercise of the Company's right to shorten the maturity of the Debentures would not be a taxable event to holders. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the Debentures will be a taxable event to holders if the Debentures are treated as equity for purposes of Federal income taxation before the maturity is shortened and treated as indebtedness after the maturity is shortened.

  "Tax Event" means that the Company shall have received an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that on or after the date of the issuance of the Debentures, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in laws, or any regulations thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action"), or (c) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, on or after the date of the issuance of the Debentures, such change in tax law creates a more than insubstantial risk that interest paid by the Company on the Debentures is not, or will not be, deductible, in whole or in part, by the Company for purposes of Federal income tax.

OPTIONAL REDEMPTION

  The Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments on the redemption date discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 20 basis points, plus in each case accrued interest to the date of redemption.

  In addition, if a Tax Event occurs and in the opinion of a nationally recognized independent tax counsel experienced in such matters there would, notwithstanding any shortening of the maturity of the Debentures, be more than an insubstantial risk that interest paid by the Company on the Debentures is not, or will not be, deductible, in whole or in part, for purposes of Federal income tax, the Company will have the right, within 90 days following the occurrence of such Tax Event, to redeem the Debentures in whole (but not in part) at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures or (ii) the sum of the present values of the Remaining Scheduled Payments on the redemption date discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 35 basis points, plus in each case accrued interest to the date of redemption.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining terms of the Debentures. If no such security exists, a security that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures will be used. "Independent Investment Banker" means Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. Incorporated or, if either firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

  "Remaining Scheduled Payments" means, with respect to any Debenture, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  Holders of Debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Debentures or portions thereof called for redemption.

LIMITATION ON INDEBTEDNESS OF SUBSIDIARIES

  The covenant, "Limitation on Indebtedness of Subsidiaries" (described in the accompanying Prospectus under "Description of Debt Securities--Certain Covenants of the Company--Limitation on Indebtedness of Subsidiaries"), shall not be applicable to the Debentures.

MODIFICATION OF THE INDENTURE

  At such time as the Debentures are the only Debt Securities then outstanding under the Indenture, then, without any further action on the part of the Company or the Trustee, the percentage of Holders required to consent to modifications of the Indenture (if such consent is required) shall be automatically reduced from not less than 66 2/3% in principal amount of Debt Securities then outstanding and affected to not less than a majority in principal amount of Debt Securities then outstanding and affected. See "Modification of the Indenture" in the accompanying Prospectus and Section 8.2 of the Indenture.

BOOK-ENTRY SYSTEM

  The Depository Trust Company, New York, New York, will act as depositary (the "Depositary") for the Debentures. The Debentures will be represented by one or more Global Securities registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Debentures will be shown on, and transfer thereof will be effected only through, records maintained by the Depositary and its participants.

  The Depositary has advised the Company and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

  Principal and interest payments on the Debentures registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Global Securities. Under the terms of the Debentures, the Company and the Trustee will treat the persons in whose names the Debentures are registered as the owners of such Debentures for the purpose of receiving payment of principal and interest on such securities and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Global Securities to owners of beneficial interests in the Global Securities. The Depositary has advised the Company and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the Global Securities as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or the Company, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee; disbursement of such payments to the owners of beneficial interests in the Global Securities shall be the responsibility of the Depositary and Direct and Indirect Participants.

  The Debentures represented by a Global Security will be exchangeable for Debentures in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple if the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by the Company within 90 days or the Company in its discretion at any time determines not to require all of the Debentures of such series to be represented by a Global Security and notifies the Trustee thereof. Any Debentures that are exchangeable pursuant to the preceding sentence are exchangeable for Debentures issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest on the Debentures will be made by the Company in immediately available funds.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below.

                                                                    PRINCIPAL
        UNDERWRITER                                                   AMOUNT
        -----------                                                ------------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated....................................... $ 50,000,000
      Morgan Stanley & Co. Incorporated...........................   50,000,000
                                                                   ------------
      Total....................................................... $100,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Debentures is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Debentures if any are taken.

  The Underwriters have advised the Company that the Underwriters propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of .675% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not to exceed .250% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Debentures are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Debentures on any securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  The Underwriters are permitted to engage in certain transactions that stabilize or maintain the price of the Debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures. If the Underwriters create a short position in the Debentures in connection with the offering, the Underwriters may reduce such short position by purchasing Debentures in the open market. The Underwriters may also impose a penalty bid on selling group members. This means that if the Underwriters purchase Debentures in the open market to reduce the Underwriters' short position or to stabilize the price of the Debentures, they may reclaim the amount of the selling concession from selling group members who sold those Debentures as part of the offering.

  In general, bids for or purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such bids or purchases. The imposition of a penalty bid may also affect the price of a security to the extent that it discourages resales of the security.

  Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  From time to time the Underwriters have provided, and continue to provide, commercial or investment banking services to the Company.

                             CERTAIN LEGAL MATTERS

  The validity of the Debentures offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain legal matters in connection with the Debentures offering will be passed upon for the Company by George A. Vandeman, Esq., Senior Vice President, General Counsel and Secretary of the Company and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

PROSPECTUS

                                 $100,000,000

                               [LOGO OF AGMEN(R)]

                                DEBT SECURITIES

                               ----------------

  The Company may offer and issue from time to time in one or more series debt securities (the "Debt Securities") with an initial aggregate offering price not to exceed U.S. $100,000,000 (or the equivalent in foreign denominated currency or units based on or relating to currencies, including European Currency Units). The Company will offer Debt Securities to the public on terms determined by market conditions. Debt Securities may be issuable in registered form without coupons or in bearer form with or without coupons attached. Securities may be sold for U.S. dollars, foreign denominated currency or currency units; principal of, premium, if any, and any interest on Debt Securities may likewise be payable in U.S. dollars, foreign denominated currency or currency units in each case, as the Company specifically designates.

  The accompanying Prospectus Supplement sets forth the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), listing (if any) on a securities exchange and any other specific terms of the Debt Securities and the name of and compensation to each dealer, underwriter or agent (if any) involved in the sale of such Debt Securities. The managing underwriters with respect to each series sold to or through underwriters will be named in the accompanying Prospectus Supplement. Any such underwriters (and any representative thereof), dealers or agents in the United States may include Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  Debt Securities may be offered through dealers, underwriters or agents designated from time to time, as set forth in the accompanying Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter or the purchase price less commission in the case of an agent--in each case, less other expenses attributable to issuance and distribution. The Company may also sell Debt Securities directly to investors on its own behalf. In the case of sales made directly by the Company, no commission will be payable. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

March 28, 1997

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's Website (http://www.sec.gov). The common stock, par value $.0001 per share, of the Company is listed on The Nasdaq National Market, and material filed by the Company can be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

  The Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Debt Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents have been filed by the Company with the Commission (File No. 0-12477) and are incorporated herein by reference:

    (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; and

    (2) the Company's Current Reports on Form 8-K filed February 26, 1997, February 28, 1997 and March 14, 1997.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of any series of Debt Securities, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of the above documents (excluding exhibits, unless such exhibits are specifically incorporated by reference in such documents) may be obtained without charge upon request by persons (including beneficial owners) to whom this Prospectus is delivered from the Manager of Investor Relations of the Company, 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789 (telephone number 800-84-AMGEN).

                                  AMGEN INC.

GENERAL

  Amgen Inc. ("Amgen" or the "Company") is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology.

  The Company manufactures and markets two human therapeutic products, NEUPOGEN(R) (Filgrastim) and EPOGEN(R) (Epoetin alfa). NEUPOGEN(R) selectively stimulates the production of neutrophils, one type of white blood cell. The Company markets NEUPOGEN(R) in the United States, countries of the European Union ("EU"), Canada and Australia for use in decreasing the incidence of infection in patients undergoing myelosuppressive chemotherapy. In addition, NEUPOGEN(R) is marketed in most of these countries for use in reducing the duration of neutropenia for patients undergoing myeloablative therapy followed by bone marrow transplantation, for treating patients with severe chronic neutropenia and to support peripheral blood progenitor cell ("PBPC") transplantations. EPOGEN(R) stimulates the production of red blood cells and is marketed by Amgen in the United States for the treatment of anemia associated with chronic renal failure in patients on dialysis.

  The Company focuses its research on biological cell/tissue events and its development efforts on human therapeutics in the areas of hematopoiesis, neurobiology, endocrinology, inflammation and soft tissue repair and regeneration. The Company has research facilities in the United States and Canada and has clinical development staff in the United States, the EU, Canada, Australia, Japan and Hong Kong. To augment internal research and development efforts the Company has established external research collaborations and has acquired certain product and technology rights.

  Amgen operates commercial manufacturing facilities located in the United States and Puerto Rico. A sales and marketing force is maintained in the United States, the EU, Canada and Australia. In addition, Amgen has entered into licensing and co-promotion agreements to market NEUPOGEN(R) and EPOGEN(R) in certain geographic areas.

  The Company was incorporated in California in 1980 and was merged into a Delaware corporation in 1987. Amgen's principal executive offices are located at 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789 and its telephone number is (805) 447-1000.

RATIO OF EARNINGS TO FIXED CHARGES

  The Company's consolidated ratio of earnings to fixed charges for the fiscal years ended December 31, 1992, 1993, 1994, 1995 and 1996 were 55.7x, 46.0x,
31.1x, 33.2x and 62.4x, respectively. For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes adjusted for the equity in losses of and cash distributions from less than 50%-owned companies accounted for under the equity method, the Company's share of the provision for income taxes of a 50%-owned company, fixed charges (excluding capitalized interest) and the minority interest in losses of majority-owned affiliated companies. Fixed charges consist of net interest expense (including amortization of debt issuance costs and Amgen's applicable share of interest expense of a 50%-owned company), capitalized interest and the interest portion of operating lease expense.

                                USE OF PROCEEDS

  Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include additions to working capital, capital expenditures, stock repurchases, repayment of indebtedness and acquisitions.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be issued under an Indenture dated as of January 1, 1992, as supplemented by a First Supplemental Indenture dated as of February 26, 1997 (the "Supplement") (such Indenture and Supplement are collectively referred to herein as the "Indenture"), between the Company and Citibank, N.A., as trustee (the "Trustee"). The Indenture as originally filed is included as an exhibit to the Registration Statement of which this Prospectus is a part and the Supplement will be incorporated herein by reference prior to any sale of the Offered Debt Securities. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Securities. Numerical references in parentheses below are to sections in the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities."

GENERAL

  The Indenture does not limit the amount of additional indebtedness that the Company may incur. The Debt Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

  The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units ("ECUs"). Special United States federal income tax considerations applicable to any Debt Securities so denominated are described in the relevant Prospectus Supplement.

  Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) the specific designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which such Offered Debt Securities are denominated and/or in which principal of, premium, if any, and/or any interest on such Offered Debt Securities will or may be payable;
(iii) any date of maturity; (iv) interest rate or rates (or the method by which such rate will be determined), if any; (v) the dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and any interest on the Offered Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Debt Securities") or both and, if Bearer Debt Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Debt Securities; (ix) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; and (x) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such Offered Debt Securities, and any terms which may be required by or be advisable under applicable laws or regulations.

  Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Subject to the limitations provided in the Indenture, such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

  Debt Securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes are described in the relevant Prospectus Supplement.

GLOBAL SECURITIES

  The registered Debt Securities of a series may be issued in the form of one or more fully registered global Debt Securities (a "Registered Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Registered Global Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. The Depositary currently accepts only Debt Securities that are denominated in U.S. dollars.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

  So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Payments of principal of, premium, if any, and any interest on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium, if any, or any interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Registered Global Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security. The Debt Securities of a series may also be issued in the form of one or more bearer global Securities (a "Bearer Global Security") that will be deposited with a common depositary for Euroclear and CEDEL, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

CERTAIN COVENANTS OF THE COMPANY

  Limitation on Liens. The Indenture provides with respect to each series of Debt Securities that, unless the terms of such series of Debt Securities provide otherwise, the Company covenants not to create or assume, or permit any Restricted Subsidiary to create or assume, any mortgage, pledge or lien ("Mortgage") upon any Principal Property or any shares of capital stock or indebtedness of any Restricted Subsidiary owned or acquired, unless the Debt Securities of such series are secured by such Mortgage equally and ratably with all other indebtedness thereby secured. Such covenant does not apply to
(a) Mortgages on any Principal Property, shares
of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary, (b) Mortgages on any Principal Property acquired, constructed or improved by the Company or any Restricted Subsidiary after the date of the Indenture which are created or assumed contemporaneously with such acquisition, construction or improvement or within 120 days after the latest of the acquisition, completion of construction (including any improvement on an existing property) or commencement of commercial operation of such property, to secure or provide for payment of all or any substantial part of the purchase price of such property or the cost of such construction or improvement incurred after the date of the Indenture, (c) Mortgages on any Principal Property or shares of stock or indebtedness acquired from a corporation merged with or into the Company or a Restricted Subsidiary and Mortgages on any Principal Property existing at the time of acquisition, (d) Mortgages on any Principal Property to secure indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary, (e) Mortgages on any Principal Property in favor of the United States of America or any State thereof or The Commonwealth of Puerto Rico or any political subdivision thereof, to secure progress or other payments or to secure indebtedness incurred for the purpose of financing the cost of acquiring, constructing or improving such Principal Property (including Mortgages incurred in connection with pollution control, industrial revenue, Title XI maritime financings or similar financings), (f) Mortgages existing as of the date of the Indenture, (g) Mortgages for taxes, assessments, government charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with generally accepted accounting principles shall have been made therefor, (h) Mortgages created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money), and (i) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in the foregoing clauses (a) to (h), inclusive. (Section 3.6)

  Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may, without securing the Debt Securities of any series, create or assume Mortgages (which would otherwise be subject to the foregoing restrictions) securing indebtedness in an aggregate amount which, together with all other Exempted Debt (as defined herein) of the Company and its Restricted Subsidiaries, does not at the time exceed 10% of Consolidated Adjusted Net Tangible Assets (defined in the Indenture as total assets less current liabilities and intangible assets on the consolidated balance sheet contained in the latest report on Form 10-Q or on Form 10-K, of the Company and its subsidiaries). (Section 3.6)

  Limitation on Sale and Lease-Back Transactions. The Indenture provides with respect to each series of Debt Securities that, unless the terms of such series of Debt Securities provides otherwise, a Sale and Lease-Back Transaction (as defined herein) is prohibited except in the event that (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a Mortgage on the property to be leased in an amount equal to the Attributable Debt (as defined herein) with respect to such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities of such series pursuant to the first paragraph of "Limitation on Liens" above; or (b) the Company applies an amount equal to the fair value of the property sold to the purchase of Principal Property or to the retirement of Long-Term Indebtedness (as defined herein) within 120 days of the effective date of any such Sale and Lease-Back Transaction. In lieu of applying such amount to such retirement the Company may deliver Debt Securities to the Trustee for cancellation, such Debt Securities to be credited at the cost thereof to the Company. (Section 3.7)

  Notwithstanding the foregoing, the Company or any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction (which would otherwise be subject to the foregoing restrictions) as long as the Attributable Debt resulting from such Sale and Lease-Back Transaction, together with all other Exempted Debt of the Company and its Restricted Subsidiaries, does not at any time exceed 10% of Consolidated Adjusted Net Tangible Assets. (Section 3.7)

  Limitation on Indebtedness of Subsidiaries. The Indenture provides with respect to each series of Debt Securities that, unless the terms of such series of Debt Securities provide otherwise, the Company will not permit any Subsidiary to create or assume any Indebtedness if such Indebtedness together with all other aggregate Indebtedness of its Subsidiaries exceeds 20% of Consolidated Adjusted Net Tangible Assets. (Section 3.8)

CERTAIN DEFINITIONS

  The term "Attributable Debt," when used in connection with a Sale and Lease-Back Transaction, means, as of any particular time, the lesser of (a) the fair value of the property subject to such arrangement and (b) the then present value (computed by discounting at the Composite Rate (as defined in the Indenture)) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. (Section 1.1)

  The term "Exempted Debt" means the sum of the following items outstanding as of the date Exempted Debt is being determined: (a) indebtedness of the Company and its Restricted Subsidiaries incurred after the date of the Indenture and secured by mortgages created or assumed pursuant to the final paragraph of "Limitation on Liens" and (b) Attributable Debt of the Company and its Restricted Subsidiaries in respect of every Sale and Lease-Back Transaction entered into after the date of the Indenture and pursuant to the second paragraph of "Limitation on Sale and Lease-Back Transactions." (Section 1.1)

  The term "Long Term Indebtedness" means all Indebtedness of the Company and its Restricted Subsidiaries maturing by its terms more than one year after, or which is renewable or extendible at the option of the Company for a period ending more than one year after, the date as of which Long-Term Indebtedness is being determined. (Section 1.1) The term "Indebtedness" means obligations (other than non-recourse obligations, or any series of Debt Securities when determining whether an Event of Default has occurred with respect to such series of Debt Securities) of, or guaranteed or assumed by, the Company for borrowed money or evidenced by bonds, debentures, notes or other similar instruments. (Section 5.1)

  The term "Principal Property" means the Company's principal office buildings and each manufacturing plant or research facility located within the territorial limits of the States of the United States of America or The Commonwealth of Puerto Rico (including any other territorial possession of the United States of America) of the Company or a Subsidiary except such as the Board of Directors by resolution reasonably determines (taking into account, among other things, the importance of such property to the business, financial condition and earnings of the Company and its consolidated subsidiaries taken as a whole) not to be a Principal Property. (Section 1.1)

  The term "Sale and Lease-Back Transaction" means any arrangement with any person (other than the Company or any Restricted Subsidiary) providing for the leasing by the Company or a Restricted Subsidiary of any Principal Property for a term of more than three years, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person. (Section 3.7)

  The term "Subsidiary" means any corporation the outstanding securities of which having ordinary voting power to elect a majority of the board of directors of such corporation (whether or not any other class of securities has or might have voting power by reason of the happening of a contingency) are at the time owned or controlled directly or indirectly by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries; provided, however, that the term "Subsidiary" shall not mean any corporation engaged primarily in financing receivables, making loans, extending credit, providing financing from foreign sources or other activities of a character conducted by a finance company. The term "Restricted Subsidiary" means any Subsidiary that owns a Principal Property. (Section 1.1)

  Unless otherwise indicated in the applicable Prospectus Supplement, neither the Debt Securities nor the Indenture contain covenants specifically designed to protect holders of Debt Securities in the event of a highly leveraged transaction involving the Company.

LIMITATION ON MERGERS AND SALE OF ASSETS

  The Company may not consolidate with, merge into or be merged into, or transfer or lease its property and assets substantially as an entirety to another entity unless the successor entity assumes all the obligations of the Company under the Indenture and the Debt Securities and after giving effect thereto, no default or Event of Default (as defined below) shall have occurred and be continuing and such successor entity shall be a United States corporation. Thereafter, except in the case of a lease, all such obligations of the Company shall terminate. (Section 9.1) The Indenture further provides with respect to each series of Debt Securities that, unless the terms of such series of Debt Securities provide otherwise, the Company will not, and will not permit any Restricted Subsidiary to, merge or consolidate with another corporation, or sell all or substantially all of its assets to another corporation for a consideration other than the fair value thereof in cash, if such other corporation has outstanding obligations secured by a Mortgage which, after such transaction, would extend to any Principal Property owned by the Company or such Restricted Subsidiary prior to such transaction, unless the Company or such Restricted Subsidiary shall have effectively provided that the Debt Securities of such series will be secured by a Mortgage which, upon completion of the aforesaid transaction, will rank prior to such Mortgage of such other corporation on any Principal Property. (Section 3.6)

EVENTS OF DEFAULT

  An Event of Default with respect to any series of Debt Securities is defined under the Indenture as being: (a) default in payment of any principal of the Debt Securities of such series, either at maturity (or upon any redemption), by declaration or otherwise; (b) default for 30 days in payment of any interest on any Debt Securities of such series; (c) default for 90 days after written notice in the observance or performance of any other covenant or agreement in the Debt Securities of such series or the Indenture other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than such series; (d) certain events of bankruptcy, insolvency or reorganization; (e) failure by the Company to make any payment at maturity, including any applicable grace period, in respect of Indebtedness in an amount in excess of $10,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the holders of not less than 25% in principal amount of the outstanding Debt Securities (treated as one class) issued under the Indenture; (f) a default with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $10,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded, or annulled for a period of 30 days after written notice thereof to the Company by the Trustee, or to the Company and the Trustee by the holders of not less than 25% in principal amount of the outstanding Debt Securities (treated as one class) issued under the Indenture; or (g) default in the payment of any sinking fund installment of the Debt Securities of such series as and when the same shall become due and payable; provided, however, that if any such failure, default or acceleration referred to in clause (e) or (f) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

  The Indenture provides that (a) if an Event of Default due to the default in payment of principal of, premium, if any, or any interest on, any series of Debt Securities or due to the default in the performance or breach of any other covenant or warranty of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities or due to the default in the payment of any sinking fund installment of the Debt Securities of such series shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series (treated as one class) then outstanding may then declare the principal of all Debt Securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in the Indenture applicable to all outstanding Debt Securities or due to certain events of bankruptcy, insolvency and reorganization of the Company or due to a default described in clauses (e) or (f) of the preceding paragraph shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or any interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding. (Section 5.1)

  The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities (treated as one class) before proceeding to exercise any right or power under the Indenture at the request of such holders. (Section 5.6) Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding Debt Securities of each affected series (treated as one class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.9)

  The Indenture provides that no holder of Debt Securities may institute any action against the Company under the Indenture (except actions for payment of overdue principal or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of each affected series (treated as one class) then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the outstanding Debt Securities of each affected series (treated as one class). (Section 5.6 and Section 5.7)

  The Indenture contains a covenant that the Company will file annually, commencing March 31, 1992, with the Trustee a certificate that no default existed or a certificate specifying any default that existed, each as of the preceding December 31. (Section 3.5)

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides with respect to each series of Debt Securities that the Company may elect either (a) except to the extent the terms of such series of Debt Securities provide otherwise, to defease and be discharged from any and all obligations with respect to the Debt Securities of such series (except for the obligations to register the transfer or exchange of the Debt Securities of such series, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities of such series, to maintain an office or agency in respect of the Debt Securities of such series and to hold moneys for payment in trust) ("legal defeasance") or (b) to be released from its obligations with respect to the Debt Securities of such series under Sections 3.6, 3.7, 3.8 and
9.1 of the Indenture (being the restrictions described under "Certain Covenants of the Company") ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money or, in the case of Debt Securities payable in U.S. dollars, U.S. Government Obligations (as defined in the Indenture) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and any interest on the Debt Securities of such series, and any mandatory sinking fund or analogous payments thereon, on the due date thereof. Such a trust may (except to the extent the terms of the Debt Securities of such series otherwise provide) only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred. Such opinion, in the case of legal defeasance under clause (a) above, must (except to the extent the terms of the Debt Securities of the relevant series otherwise provide) refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. The Prospectus Supplement may further describe the provisions, if any, permitting such legal defeasance or covenant defeasance with respect to the Offered Debt Securities of the series to which such Prospectus Supplement relates. (Section 10.1)

MODIFICATION OF THE INDENTURE

  The Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure any Debt Securities, (b) evidence the assumption by a successor corporation of the obligations of the Company, (c) add covenants for the protection of the holders of Debt Securities, (d) cure any ambiguity or correct any inconsistency in the Indenture or make any other provisions as the Company may deem necessary or desirable, provided that no such action shall adversely affect the interests of the holders of Debt Securities, (e) establish the forms or terms of Debt Securities of any series and (f) evidence the acceptance of appointment by a successor trustee. (Section 8.1)

  The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of Debt Securities of each series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount), premium, if any, or any interest thereon is payable or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or alter certain provisions of the Indenture relating to the Debt Securities issued thereunder not denominated in U.S. dollars or impair the right of any holder to institute suit for the enforcement of any payment on any Debt Security when due or (b) reduce the aforesaid percentage in principal amount of Debt Securities of any series, the consent of the holders of which is required for any such modification. (Section 8.2)

CONCERNING THE TRUSTEE

  The Company and its subsidiaries maintain ordinary banking relationships with Citibank, N.A. and its affiliates and a number of other banks. Citibank, N.A. and its affiliates along with a number of other banks have extended credit facilities to the Company and its subsidiaries.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities being offered hereby in four ways:
(i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers. Any such underwriters, dealers or agents in the United States may include Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.

  Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If any underwriters are utilized in the sale, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

  The validity of the Offered Debt Securities offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain legal matters with respect to the Offered Debt Securities will be passed upon for the Company by George A. Vandeman, Esq., Senior Vice President, General Counsel and Secretary of the Company. Certain legal matters in connection with offerings made by this Prospectus may be passed on for any underwriters, agents or dealers by counsel named in the Prospectus Supplement.

                                    EXPERTS

  The consolidated financial statements and related schedule of the Company for the year ended December 31, 1996, appearing in the Company's Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AMGEN INC. OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE DEBENTURES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF AMGEN INC. SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................  S-2
Use of Proceeds............................................................  S-3
Capitalization.............................................................  S-3
Selected Financial Data....................................................  S-4
Description of the Debentures..............................................  S-5
Underwriting...............................................................  S-9
Certain Legal Matters...................................................... S-10

                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Documents by Reference....................................    2
Amgen Inc..................................................................    3
Use of Proceeds............................................................    4
Description of Debt Securities.............................................    4
Plan of Distribution.......................................................   12
Legal Matters..............................................................   12
Experts....................................................................   12

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                                 $100,000,000


                              [LOGO OF AMGEN(R)]

                      8 1/8% DEBENTURES DUE APRIL 1, 2097
                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                              MERRILL LYNCH & CO.
                             MORGAN STANLEY & CO.
                                 Incorporated

                                 APRIL 3, 1997

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